July 17, 2006
Kate Tillan
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, D. C. 20549

RE:	Gardner Denver, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 15, 2006 File No. 001-13215
Dear Ms. Tillan:
Attached to this cover letter, please find Gardner Denver, Inc.’s (the Company) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 3, 2006 to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2005, with the exception of comment seven (7). The Company is diligently drafting a response to comment seven (7) and intends to finalize the same as soon as possible, bearing in mind that this is a significantly more involved process than the responses for the other comments and that we are concurrently engaged in the preparation of our second quarter financial statements, earnings release and Form 10-Q. Accordingly, the Staff’s flexibility regarding the additional time necessary for completing the comment seven (7) response would be greatly appreciated.
The attached includes the Staff’s comments and the Company’s responses including, where requested, proposed revisions to disclosures that we anticipate making in future filings.
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses or would like to discuss any of our views further, please feel free to contact Tracy Pagliara, Vice President, Administration, General Counsel and Secretary at 217-228-8207 on any legal matters, or me at 217-228-8209 on any accounting or disclosure matters.
Sincerely,
Helen W. Cornell
Vice President, Finance and Chief Financial Officer
Gardner Denver, Inc.
CC:  Tracy D. Pagliara

Form 10-K for the Fiscal Year-Ended December 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Operations, page 17
Non-GAAP Financial Measures, page 17
1.	We note various non-GAAP financial measures which have been presented in your MD&A and have not been properly identified, disclosed and reconciled, including non-GAAP gross margin excluding depreciation and amortization and non-GAAP operating margin excluding the gain on sale of a distribution facility. Under Item 10(e)(1)(i) of Regulation S-K, you must accompany each non-GAAP financial measure with the following:
•	A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

•	A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

•	A statement disclosing the reasons why the registrant’s management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and

•	To the extent material, a statement disclosing the additional purposes, if any, for which the registrant’s management uses the non-GAAP financial measure.
This applies to every amount that you present as a non-GAAP measure including per share amounts and percentages. The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure. The statement of reasons should address each of the adjusting items included in the non-GAAP measure to the extent necessary to explain the reasons why management believes the measure is useful. The discussion of your reasons for providing the measure should be specific and not broad or overly vague. You should include the required disclosures for each non-GAAP measure you present. Please revise future filings to comply and provide us with a sample of your proposed disclosure.
Response
The Company acknowledges the Staff’s comment and will revise future filings to comply accordingly.
The proposed revisions include the following:
•	Remove all references to gross margin.

•	Add a discussion of factors impacting cost of sales (excluding depreciation and amortization) as a percentage of revenue.

•	Provide a reconciliation of segment operating earnings and margin to consolidated income before tax and income before tax as a percentage of revenue.

•	Add a discussion of the reasons for excluding the litigation-related settlements and gain from the sale of a distribution facility from segment operating earnings.

Following are relevant excerpts from the Company’s MD&A as reported on Form 10-K for the year ended December 31, 2005, followed by the Company’s proposed disclosure.

Non-GAAP Financial Measures
As Reported
Non-GAAP Financial Measures
To supplement Gardner Denver’s financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), management uses additional measures to clarify and enhance understanding of past performance and prospects for the future. These measures may exclude, for example, the impact of unique and infrequent items or items outside of management’s control (e.g. foreign currency exchange rates).
Gross margin (defined as revenues less cost of sales), gross margin percentage (defined as gross margin divided by revenues), operating earnings (defined as revenues less cost of sales, depreciation and amortization, and selling and administrative expenses) and operating margin (defined as operating earnings divided by revenues) are indicative of short-term operational performance and ongoing profitability. Management closely monitors the operating earnings and operating margin of each business segment to evaluate past performance and actions required to improve profitability.
Proposed Disclosure
Non-GAAP Financial Measures
To supplement Gardner Denver’s financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), management uses additional measures to clarify and enhance understanding of past performance and prospects for the future. These measures may exclude, for example, the impact of unique and infrequent items or items outside of management’s control (e.g. foreign currency exchange rates).
Reportable Segments
The Company has determined its reportable segments in accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The Company evaluates the performance of its reportable segments based on income before interest expense, other income, net, and income taxes. Reportable segment operating earnings (defined as revenues less cost of sales (excluding depreciation and amortization), depreciation and amortization, and selling and administrative expenses) and segment operating margin (defined as segment operating earnings divided by revenues) are indicative of short-term operational performance and ongoing profitability. Management closely monitors the operating earnings and operating margin of its reportable segments to evaluate past performance, management performance and compensation and actions required to improve profitability.

YEAR ENDED DECEMBER 31, 2005, COMPARED WITH YEAR ENDED DECEMBER 31, 2004
Costs and Expenses
Paragraph 1
As Reported
Gross margin increased $160.2 million, or 66%, to $401.3 million in 2005, compared to $241.1 million in 2004. Incremental volume in both segments and the related benefit of increased fixed and semi-fixed cost leverage over a higher revenue base, and favorable sales mix resulted in improved gross margin percentage of 33.0% in 2005, compared to 32.6% in 2004. Acquisitions (net of cost reductions realized) also positively impacted the gross margin percentage, as their gross margin percentage for the year was higher than the Company’s previously existing businesses. These positive factors were partially offset by higher material costs due to surcharges stemming from increases in scrap iron and other metal prices, and some supply chain inefficiencies that affected material availability. The gross margin for 2005 and 2004 was also negatively affected by the inclusion of $3.9 million and $3.7 million, respectively, of inventory step-up adjustments relating to recording the inventory of acquired businesses at fair value on the acquisition.
Proposed Disclosure
Cost of sales (excluding depreciation and amortization) as a percentage of revenues decreased from 67.4% in 2004 to 67.0% of sales in 2005. This reduction was primarily attributable to the increased fixed and semi-fixed cost leverage over a higher revenue base, and favorable sales mix. Additionally, cost of sales (excluding depreciation and amortization) as a percentage of revenues for acquired businesses was less than that of the Company’s previously existing businesses. These positive factors were partially offset by higher material costs due to surcharges stemming from increases in scrap iron and other metal prices, and some supply chain inefficiencies that affected material availability. In addition, cost of sales (excluding depreciation and amortization) for 2005 and 2004 was negatively affected by the inclusion of $3.9 million and $3.7 million, respectively, of inventory step-up adjustments relating to recording the inventory of acquired businesses at fair value on the acquisition.
Paragraphs 4 and 5
As Reported
The Compressor and Vacuum Products segment generated operating margin of 8.6% in 2005, compared to 7.9% in 2004. Contributions from acquisitions (net of cost reductions realized) with operating margins higher than the Company’s previously existing businesses, cost reductions and favorable sales mix accounted for the majority of the increase. These positive factors were partially offset by increased material costs and compensation-related expenses. For reconciliation, refer to Note 15 “Segment Information” in the “Notes to Consolidated Financial Statements.”
The Fluid Transfer Products segment generated operating margin of 15.9% in 2005, compared to 10.0% in 2004. This improvement was primarily attributable to the positive effect of increased cost leverage over a higher revenue base and price increases. Capital investments to improve productivity and production efficiency combined with favorable product mix associated with a higher proportion of drilling pump shipments in 2005 as compared to 2004, also contributed to the improvement in operating margin. For reconciliation, refer to Note 15 “Segment Information” in the “Notes to Financial Statements.”
Proposed Disclosure
The Compressor and Vacuum Products segment generated operating earnings of $86.4 million and operating margin of 8.6% in 2005, compared to $46.7 million and 7.9%, respectively, in 2004. Contributions from acquisitions (net of cost reductions realized) with operating margins higher than the Company’s previously existing businesses, cost reductions and favorable sales mix accounted for the majority of the increase. These positive factors were partially offset by increased material costs and compensation-related expenses.
The Fluid Transfer Products segment generated operating earnings of $34.2 million and operating margin of 15.9% in 2005, compared to $15.1 million and 10.0%, respectively, in 2004. This improvement was primarily attributable to the positive effect of increased cost leverage over a higher revenue base and price increases. Capital investments to improve productivity and production efficiency combined with favorable product mix associated with a higher proportion of drilling pump shipments in 2005 as compared to 2004, also contributed to the improvement in operating margin.
The following table includes a reconciliation of segment operating earnings, as discussed above, to consolidated income before income taxes reported in accordance with GAAP:

	2005	2004

Compressor and Vacuum Products:
Revenues	$999.6	$589.4
Operating earnings	86.4	46.7
Operating margin	8.6%	7.9%

Fluid Transfer Products:
Revenues	$214.9	$150.2
Operating earnings	34.2	15.1
Operating margin	15.9%	10.0%

Total segment operating earnings	$120.6	$61.8
Interest expense	(30.4)	(10.1)
Other income, net	(5.4)	(0.6)

Income before income taxes	$95.6	$52.3

Income before income taxes as a percentage of revenues	7.9%	7.1%

Paragraph 7
As Reported
Other income, net increased $4.8 million in 2005 to $5.4 million, compared to the previous year. This change was primarily due to litigation-related settlements, a gain from the sale of a distribution facility and interest income earned on the investment of financing proceeds prior to their use to compete the acquisition of Thomas.

Proposed Disclosure
Other income, net, increased $4.8 million in 2005 to $5.4 million, compared to the previous year. This change was primarily due to litigation-related settlements, a gain from the sale of a distribution facility and interest income earned on the investment of financing proceeds prior to their use to compete the acquisition of Thomas. The litigation-related settlements and gain from the sale of a distribution facility were excluded from segment operating earnings because such transactions occur infrequently and are generally not controlled by management at the segment level.
2.	While there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful
Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise future filings as necessary to comply.
Response
The Company acknowledges the Staff’s comment and will revise future filings to comply accordingly. Please also refer to the Company’s response to Comment 1.
Contractual Obligations and Commitments, page 26
3.	Item 303(a)(5) of Regulation S-K requires the disclosure, in a tabular format, of your known contractual obligations with respect to each of the items identified in the Item, including other long-term liabilities reflected on your balance sheet under GAAP. We note your current table only discloses “significant fixed and determinable contractual obligation” and appears to omit disclosure of pension and other postretirement liabilities, deferred income taxes and interest on debt arrangements. Please note that you may accompany the table with footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of your obligations. Please revise future filings to provide the disclosures required by Item 303(a)(5), or tell us how your current presentation complies.

Response
The Company hereby confirms that all of its contractual obligations and commitments are fixed and determinable. The Company also acknowledges the Staff’s comments and will revise future filings to delete or clarify the reference to “significant fixed and determinable” and to provide disclosures relative to the additional items detailed above, as applicable.
Item 8. Financial Statements and Supplementary Data, page 32
Consolidated Statement of Operations, page 35
4.	We note the presentation of cost of sales excluding the expenses related to depreciation and amortization charges. Since cost of sales and operating expenses exclude charges for depreciation and amortization, the description of those line items should read somewhat as follows: “Cost of goods sold (exclusive of items shown separately below)’ or “Cost of goods sold (exclusive of depreciation shown separately below).” Refer to SAB Topic 11.B. Please revise future filings to comply. In addition, please tell us whether or not you have included all other costs of your sales in costs of sales, such as stock-based compensation expense.
Response
The Company acknowledges the Staff’s comment and will revise future filings to comply accordingly. The Company also confirms that all other costs and expenses applicable to sales have been included.
Consolidated Statements of Stockholders’ Equity, page 37
5.	In future filings, please disclose all individually material changes in the components of equity, including the number of securities. We note that your presentation in the statements of shareholders’ equity excludes share changes. See Item 3-04 of Regulation S-X and paragraph 10 of APB 12.
Response
The Company acknowledges the Staff’s comment and will revise future filings to comply accordingly.
Note 2. Business Combinations, page 44
6.	We note that you accrued certain merger-related expenses under EITF 95-3. Please note that if the activities of the acquired company that are discontinued are significant to the combined company’s revenues or operating results or if the costs recognized are material to the combined company, then you should provide all of the disclosures required by EITF 95-3 in the notes to your financial statements. Please revise future filings as necessary to comply.
Response
The Company acknowledges the Staff’s comment and will revise future filings to comply accordingly.
Note 15. Segment Information, page 61
7.	We note your disclosure that four operating divisions, Compressors, Blower, Liquid Ring Pump and Thomas Products Divisions, are aggregated into one reportable segment. Please tell us why you believe that the aggregation is consistent with the objective and basic principles of paragraph 17 of SFAS 131, how you assessed whether the segments have similar economic characteristics and discuss your consideration of each of the other criteria specified in paragraph 17. Your response should include the specific historical and prospective quantitative/qualitative measures you reviewed in determining that the segments have similar economic characteristics.
Response
The Company is diligently drafting a response to this comment, which will include specific historical and prospective quantitative and qualitative measures, economic characteristics and other information used to determine its reportable segments in accordance with SFAS No. 131, and intends to finalize the same as soon as possible. The Staff’s flexibility regarding the additional time necessary for completing this response would be greatly appreciated.
Note 17. Quarterly Financial Information (Unaudited), page 69
8.	We note that you present “gross margin” in your table of quarterly financial information. This amount is defined in footnote (1) to the table as revenues less cost of sales. We note from page 35 that your statements of operations show cost of sales exclusive of depreciation and amortization and that you properly do not reflect a line item for gross profit consistent with SAB Topic 11.B in your statements of operations. Under SAB Topic 11.B, you should not reflect an amount for gross profit unless that item includes all costs of your revenues. In addition, under Item 10(e)(1)(ii)(C) of Regulation S-K, you should not present non-GAAP financial measures on the face of your financial statements or in the accompanying notes. Please revise future filings to comply.
Response
The Company acknowledges the Staff’s comment and will revise future filings to comply accordingly. Please also refer to the Company’s response to comment number 1.
Item 9A. Controls and Procedures, page 70
Disclosure Controls and Procedures, page 70
9.	We note your disclosure that management has concluded that your disclosure controls and procedures are effective “in ensuring that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this annual report was being prepared.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings including Forms 10-Q so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).
Response
The Company acknowledges the Staff’s comment and will revise future filings to conform the language following the word “effective” in its disclosure to the language set forth in Rule 13a-15(e).